Exhibit 99.3

BNY: PO BOX 505006, Louisville, KY 40233-5006

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

SaverOne 2014 Ltd.

Extraordinary General Meeting of Shareholders

For Shareholders of record as of February 4, 2026

Wednesday, March 4, 2026 3:00 PM, Local Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 PM EDT February 27, 2026.

SaverOne 2014 Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. EDT on February 27, 2026)

The undersigned Holder of American Depositary Receipts (“ADRs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **SaverOne 2014 Ltd.** (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business **February 4, 2026**, at the Company’s **Extraordinary General Meeting to be held on March 4, 2026, 3:00 p.m. Israel time** at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel.

NOTE:
Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.
The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.
The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.
https://www.sec.gov/Archives/edgar/data/1894693/000121390025002724/ea0227326-6k_saverone.htm.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved

SaverOne 2014 Ltd. Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. To approve and ratify the terms, conditions and provisions of the Exchange Agreement. #P1# #P1# #P1# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)